

Mail Stop 3720

July 31, 2008

Via U.S. Mail

Zheng Shuying
Chief Executive Officer and Chief Financial Officer
Smooth Global (China) Holdings Inc.
Room 618, +17 Anyuan Road Chaoyang District
Beijing, P.R. China 100029

> **RE:** **Smooth Global (China) Holdings, Inc.**
> **Form 10-KSB for the Year ended December 31, 2007**
> **File No. 0-25707**
> **Filed April 15, 2008**

Dear Mr. Shuying:

        We have reviewed your supplemental response letter dated July 24, 2008 and have the following additional comment. As noted in our comment letter dated June 27, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your audit report was signed by an audit firm based in Brooklyn, New York. After asking your auditor, please tell us where the majority of the audit work was conducted and how he concluded that it is appropriate to have an audit report issued by an auditor licensed in New York in view that all of your operations are in the PRC. In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director